FILED PURSUANT TO RULE 424(B)(3)
Registration Statement No. 333-113953

SEROLOGICALS CORPORATION

$130,000,000

Principal Amount of 4.75% Convertible Senior Subordinated Debentures due 2033
and 8,789,729 shares of Common Stock issuable upon the conversion of the Debentures

Prospectus Supplement No. 1 dated August 18, 2004
to the Prospectus dated June 17, 2004

        This prospectus supplement relates to an aggregate principal amount of $130 million of 4.75% Convertible Senior Subordinated Debentures due 2033 and the 8,789,729 shares of our common stock issuable upon conversion of the debentures. This prospectus supplement should be read in conjunction with and may not be delivered or used without our prospectus dated June 17, 2004, including any amendments or supplements thereto. The terms of the debentures are set forth in the prospectus. The debentures are not listed on any securities exchange. The debentures are designated for trading in the PORTAL market. Our common stock is listed on the Nasdaq National Market under the symbol "SERO".

        See "Risk Factors" beginning on page 6 of the prospectus for a discussion of certain risks that you should consider in connection with an investment in the debentures or our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

        The information in the following table is presented as of August 18, 2004 and supplements or supersedes, with respect to the securityholders listed below, the information in the table appearing under the heading "Selling Securityholders" beginning on page 21 of the prospectus dated June 17, 2004, including any amendments or supplements thereto, and was provided by or on behalf of the selling securityholders:

Full Legal Name of Selling Securityholder	Principal Amount of Debentures Beneficially Owned That May Be Sold	Shares of Serologicals Common Stock Beneficially Owned Upon Conversion of the Debentures(1)	Debentures Owned After Completion of the Offering(2)	Shares of Serologicals Common Stock Owned After Completion of the Offering(2)
Barclay Global Investors Diversified Alpha Plus Funds(3)	$504,000	34,077	0	0
Context Convertible Arbitrage Fund, LP(4)	1,425,000	96,348	0	0
Context Convertible Arbitrage Offshore, Ltd.(5)	2,050,000	138,607	0	0
Forest Global Convertible Fund, Ltd., Class A-5(3)	2,208,000	149,290	0	0
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi Strategy Segregated Portfolio(3)	1,535,000	103,786	0	0
Forest Fulcrum Fund LP(6)	604,000	40,838	0	0

HFR CA Global Opportunity Master Trust(3)	751,000	50,777	0	0
HFR RVA Select Performance Master Trust(3)	257,000	17,376	0	0
KBC Convertible Mac28 Fund Ltd.(7)	240,000	16,227	0	0
KBC Convertible Opportunities Fund(8)	3,000,000	202,839	0	0
KBC Multi-Strategy Arbitrage Fund(9)	2,580,000	174,442	0	0
LLT Limited(3)	278,000	18,796	0	0
Lyxor/Forest Fund Limited(3)	1,478,000	99,932	0	0
Melody IAM, Ltd.(10)	180,000	12,170	0	0
National Bank of Canada(5)	1,250,000	84,516	0	0
Newport Alternative Income Fund(11)	850,000	57,471	0	0
Sage Capital Management, L.L.C.(12)	2,550,000	172,413	0	0
Silvercreek II Limited(11)	2,330,000	157,538	0	0
Silvercreek Limited Partnership(11)	3,820,000	258,282	0	0
Sphinx Convertible Arbitrage SPC(3)	599,000	40,500	0	0
UBS Securities LLC (13)	1,750,000	118,323	0	0
Univest Convertible Arbitrage Fund II LTD (Norshield)(5)	125,000	8,451	0	0
Whitebox Diversified Convertible Arbitrage Partners LP(14)	1,000,000	67,613	0	0
Xavex Convertible Arbitrage 4 Fund(3)	145,000	9,803	0	0
Zurich Institutional Benchmarks Master Fund Ltd.(3)	641,000	43,340	0	0

(1)
Assumes conversion of all the securityholders' debentures at the initial conversion rate of 67.6133 shares of common stock per $1,000 principal amount of debentures. However, the conversion rate is subject to adjustment as described under "Description of Debentures—Conversion Rights". As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future. We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. The numbers of shares beneficially owned by the selling securityholders upon conversion of the debentures set forth in this column disregard any fractional shares of common stock.

(2)
We do not know when or in what amounts a selling securityholder may offer the debentures or shares for sale. The selling securityholders might not sell any or all of the debentures or shares offered by this prospectus. Because the selling securityholders may offer all or some of the debentures or shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the debentures or shares, we cannot estimate the number of the debentures or shares that will be held by the selling securityholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the debentures or shares covered by this prospectus will be held by the selling securityholders.

(3)
Forest Investment Management LP ("Forest") has sole voting control and shared investment control over this securityholder. Forest is wholly owned by Forest Partners II, the sole General Partner of which is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd.

(4)
Context Capital Management, LLC, or Context, is the general partner of this securityholder. William Fertig and Michael Rosen, the sole members of Context, have sole voting and dispositive power over the debentures and shares offered by this securityholder pursuant to this prospectus. This securityholder is a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It has advised us that it acquired the debentures offered by this prospectus in the ordinary course of business and that, at the time of acquisition, had no agreements or understandings, directly or indirectly, to distribute such securities.

(5)
Context Capital Management, LLC, or Context, is the general partner of this securityholder. William Fertig and Michael Rosen, the sole members of Context, have sole voting and dispositive power over the debentures and shares offered by this securityholder pursuant to this prospectus.

(6)
Forest Investment Management LP ("Forest") has sole voting control and shared investment control over this securityholder. Forest is wholly owned by Forest Partners II, the sole General Partner of which is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd. This securityholder is a broker-dealer registered pursuant to Section 15 of the Exchange Act. It has advised us that it acquired the debentures offered by this prospectus in the ordinary course of business and that, at the time of acquisition, had no agreements or understandings, directly or indirectly, to distribute such securities.

(7)
KBC Convertible Mac28 Fund, Ltd. exercises voting and investment control over any shares issuable upon conversion of the debentures. Mr. Andy Preston, Chief Investment Officer, exercises voting and investment control on behalf of KBC Convertible Mac28 Fund, Ltd. This securityholder is affiliated with a broker-dealer registered pursuant to Section 15 of the Exchange Act. It has advised us that it acquired the debentures offered by this prospectus in the ordinary course of business and that, at the time of acquisition, had no agreements or understandings, directly or indirectly, to distribute such securities.

(8)
KBC Convertible Opportunities Fund exercises voting and investment control over any shares issuable upon conversion of the debentures. Mr. Andy Preston, Chief Investment Officer, exercises voting and investment control on behalf of KBC Convertible Opportunities Fund. This securityholder is affiliated with a broker-dealer registered pursuant to Section 15 of the Exchange Act. It has advised us that it acquired the debentures offered by this prospectus in the ordinary course of business and that, at the time of acquisition, had no agreements or understandings, directly or indirectly, to distribute such securities.

(9)
KBC Multi-Strategy Arbitrage Fund exercises voting and investment control over any shares issuable upon conversion of the debentures. Mr. Andy Preston, Chief Investment Officer, exercises voting and investment control on behalf of KBC Multi-Strategy Fund. This securityholder is affiliated with a broker-dealer registered pursuant to Section 15 of the Exchange Act. It has advised us that it acquired the debentures offered by this prospectus in the ordinary course of business and that, at the time of acquisition, had no agreements or understandings, directly or indirectly, to distribute such securities.

(10)
Melody IAM, Ltd. exercises voting and investment control over any shares issuable upon conversion of the debentures. Mr. Andy Preston, Chief Investment Officer, exercises voting and investment control on behalf of Melody IAM, Ltd. This securityholder is affiliated with a broker-dealer registered pursuant to Section 15 of the Exchange Act. It has advised us that it acquired the debentures offered by this prospectus in the ordinary course of business and that, at the time of acquisition, had no agreements or understandings, directly or indirectly, to distribute such securities.

(11)
The general partner of this securityholders is Silvercreek Management Inc. which exercises sole voting and/or dispositive power over the debentures and shares offered by such securityholder pursuant to this prospectus. Mr. Bryn Joynt, a Vice President of Silvercreek Management Inc., exercises voting and/or dispositive power over the debentures and shares offered by such securityholder pursuant to this prospectus.

(12)
Mr. Peter deLisser, managing member of this securityholder, exercises voting and/or dispositive power over the debentures and shares offered by such securityholder pursuant to this prospectus

(13)
Mr. Keith Ackerman, an officer of this securityholder, exercises voting and dispositive power over the debentures and shares offered by such securityholder pursuant to this prospectus. This securityholder is a broker-dealer registered pursuant to Section 15 of the Exchange Act. It has advised us that it acquired the debentures offered by this prospectus in the ordinary course of business and that, at the time of acquisition, had no agreements or understandings, directly or indirectly, to distribute such securities.

(14)
The general partner of this securityholder is Whitebox Diversified Convertible Arbitrage Advisors LLC. Mr. Andrew Redleaf, the managing member of the general partner, has voting and dispositive power over the debentures and shares offered by such security holder pursuant to this prospectus.

The date of this prospectus supplement is August 18, 2004